LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

ONE POST STREET, SUITE 575

SAN FRANCISCO, CALIFORNIA 94104

(415) 981-4844

FACSIMILE: (415) 981-4840

September 14, 2007

BY EDGAR AND FACSIMILE

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 12, LLC
Pre-Effective Amendment No. 4 to
Registration Statement on Form S-1
SEC File No. 333-142034

Dear Ms. Long:

We are in receipt of your letter dated September 11 regarding the above referenced filing. Based on our telephone discussions with Mr. Franker, on September 11 we submitted supplementally for your review prospectus pages marked to show proposed changes to the prospectus tax discussion and tax opinion addressing each of the three comments in your letter. Concurrently with this letter we are filing pre effective amendment No. 4 to the registration statement to incorporate those proposed changes.

See the marked revisions under “Federal Income Tax Consequences – Opinions of Derenthal & Dannhaser LLP” and the tax opinion filed as Exhibit 8.1 for the changes made in response to your comments.

We hope to request acceleration of the effective date to a date on or about September 19, 2007, and will provide formal requests upon filing of this amendment.

Ms. Pamela A. Long

September 14, 2007

Please contact us with any remaining questions or comments.

Very truly yours,

Paul J. Derenthal

cc:	Mr. Matt Franker
Mr. Nudrak Salik
Division of Corporation Finance
Securities and Exchange Commission
Facsimile: (202) 772-9368

Mr. Dean L. Cash
Mr. Paritosh K. Choksi
Mr. Samuel Schussler
Vasco H. Morais, Esq.
Mr. Tullus Miller